WALLACE A. GLAUSI

ATTORNEY AT LAW

3673 CANADIAN WAY

TUCKER, GEORGIA 30084

(503) 515-3657

October 22, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Re	Amazon Gold, LLC Response to Comments on Amendment No. 1 to Offering Statement on Form 1-A Filed September 20, 2021 File No. 024-11587

NOTE: THIS CORRESPONDENCE CONTAINS CONFIDENTIAL

INFORMATION THAT IS NOT FOR PUBLIC DISCLOSURE

Dear Examiners,

Below are our comments, in bold type, to your letter of October 14, 2021.

Amendment No. 1 to Offering Statement on Form 1-A

Risk Factors, page 10

1.	Include a risk factor to highlight that the “Preferred Return” is not guaranteed as you may not have sufficient Distributable Cash to pay the Preferred Return in any given quarter.

ANSWER: Such an additional risk factor has been inserted, as requested.

There may be conflicts of interest between the Company and the Operations Servicer, page 16

2.

We note your new risk factor in response to our prior comment 2 and the mitigating factors you have included in the risk factor. This mitigating disclosure does not appear appropriate in the context of the risk factor discussion. Please revise accordingly.

ANSWER: The reference to mitigating factors have been removed.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

October 22, 2021

We may become subject to the Investment Company Act, which could interfere with our intended operations. , page 18

3.

We note your response to prior comment 5 and your risk factor here, and reissue our prior comment. You state that the Company intends to operate so as to not be regulated as an investment company “based upon certain exemptions thereunder.” Briefly describe the exemptions which you refer to and provide an analysis as to whether the company is an “investment company” under Section 3 of the Investment Company Act of 1940. Clarify your statement that the “Company will not make a public offering of the shares of Class A Membership Interest.” Please note that an issuer that is an investment company registered or required to be registered under the Investment Company Act of 1940 is not eligible to use Regulation A. Refer to Securities Act Rule 251(b)(4).

ANSWER:

The Company is relying on the definition of an “investment company” set forth in Section 3(a)(1) of the Investment Company Act (15 U.S.C. § 80a-3(a)(1)) and the exemption provided by Section 3(b)(1) (15 U.S.C. § 80a-3(b)(1)) thereunder. Specifically, the Company expects to be exempted from registration under the Investment Company Act because the Company does not meet the definition of an “investment company” as it is not investing in securities, does not issue installment type certificates, and does not own or invest in investment securities. The Company will be engaged in the business of buying and selling precious metals and is not engaged in the business of investing, reinvesting, owning, holding, or trading in securities. The Offering Circular has been revised to clarify the exemptions upon which the Company is relying. Additionally, we have removed the statement that the “Company will not make a public offering of the shares of Class A Membership Interest.”

Description of our Business

Objectives and Strategy, page 20

4.

We note your response to our prior comment 2 and reissue the comment. Given your lack of operating history and net losses, please revise or expand to provide a reasonable basis for your disclosures related to rates of returns and preferred returns. Refer to Part II(b) of Form 1-A. We further note your disclosure that the Company intends to use proceeds from this offering to fund initial arbitrage operations in Brazil which are expected to provide “annualized Company returns at rates sufficient to meet the Company’s objectives.” We note that this is a best efforts offering. Please revise your disclosure to clarify how much capital will be sufficient to fund each of your objectives for at least the next twelve months.

ANSWER:

We have revised and expanded the description to reflect our reliance on the successful application of this specific arbitration process by the Operations Servicer (and their historical returns) for the past 6 years, as well as both the demand and lack of competition, as the basis of our disclosures related to rates of return and related returns, and our expected annualized returns. Additionally, we have included our estimated capital required to achieve our objectives for the next twelve months.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

October 22, 2021

Process of Subscribing, page 29

5.	We note the reference to the webpage for Amazon Gold on Manhattan Street Capital’s website on page 29. However, the webpage appears unavailable. Please revise or advise.

ANSWER:

The webpage for Amazon Gold on Manhattan Street Capital’s website is not currently available as the Offering has not yet been qualified and the Offering is not being “previewed” to the public; however, such webpage will be available within 48 hours of approval and qualification of the Offering by the SEC. No substantive information will be included on such webpage that is not also included in the Offering Circular.

Note 6 -- Subsequent Events, page 46

6.	Please reconcile your disclosure here that you are intending to offer up to $50 million in securities issued at 10,000,000 shares at $5.00 per share with the disclosures in your filing.

ANSWER: These typographical errors have been corrected.

General

7.

We note your response to our prior comment 8 and that you have revised section 15.4 of your Operating Agreement to provide that the exclusive forum provision shall not apply to actions arising under the Securities Act or the Exchange Act. Please revise your exhibits and your offering statement to clarify the jurisdiction in which your exclusive forum applies. In this regard, we note your disclosure on page 30 of your offering statement identifies the state and and [sic] federal courts of the state of Texas as the exclusive forum, Section 15.4 of your Operating Agreement identifies the state and federal courts of the state of Delaware as the exclusive forum and Section 6 of your Subscription Agreement identifies the state and federal courts of the state of Arizona as the exclusive forum.

ANSWER: The erroneous references to Texas and Arizona in the Offering Circular and in the Subscription Agreement, respectively, have been revised to reflect the proper jurisdiction of Delaware.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

October 22, 2021

8.	Your offering statement references your “Bylaws” and Exhibit 2(b) is tagged in EDGAR as your Bylaws. However, Exhibit 2(b) appears to be your Operating Agreement. Please revise or advise.

ANSWER:

The use of both “Articles of Incorporation” and “Bylaws” to describe the governing documents of the Company in the Offering Circular were erroneous and have been corrected to reference “Certificate of Formation” and “Operating Agreement” for the Company. As you are doubtlessly aware, the operating agreement for an LLC is the equivalent of the bylaws for a corporation. As the Company is an LLC and, therefore, has no “bylaws”, the Company’s Operating Agreement has been attached as the governing document (in lieu of bylaws). Please advise if you have a technical alternative for providing the governing document and fulfilling the requirement for “Bylaws.”

 Respectfully submitted,

Attorney at Law